ST. JUDE MEDICAL, INC. AND SUBSIDIARIES

                  EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT


    1.   St. Jude Medical, Inc., Cardiac Assist Division (Delaware)

    2.   St. Jude Medical Puerto Rico, Inc. (Delaware)

    3.   St. Jude Medical Sales Corporation (Virgin Islands)

    4.   St. Jude Medical S.C., Inc. (Minnesota)

    5.   151703 Canada Inc. (Canada)

    6.   St. Jude Medical Ltd. (Canada)

    7.   St. Jude Medical International, Inc. (Delaware)

    8.   St. Jude Medical U.K. Limited (United Kingdom)

    9.   St. Jude Medical France S.A. (France)

   10.   St. Jude Medical GmbH (Germany)

   11.   St. Jude Medical Espagna S.A. (Spain)

   12.   St. Jude Medical Europe, Inc. (Delaware)

   13.   S.A. St. Jude Medical Belgium N.V. (Belgium)

   14.   St. Jude Medical AG (Switzerland)

   15.   St. Jude Medical Nederland B.V. (Netherlands)

   16.   St. Jude Medical Medizintechnik GesmbH (Austria)

   17.   St. Jude Medical Acquisition Corporation (Colorado)